U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

Pursuant to Section 14(f) of the

Securities Exchange Act of 1934

and Rule 14f-1 thereunder

FRONTIER BEVERAGE COMPANY, INC.

 (Exact name of registrant as specified in its charter)

(Former name and former address, if changed since last report)

Nevada

(State or other jurisdiction of incorporation)

000-52297	06-1678089
(Commission File Number)	(I.R.S. employer identification No.)

c/o Paul Law Group, LLP

902 Broadway, 6th Floor

New York, NY 10010

(Address of Principal executive offices)

(646) 278-9955

(Issuer’s telephone number)

Securities Registered pursuant to Section 12(b) of the Act

None

Securities registered pursuant to Section 12(g) of the Act

Common Stock, par value $0.001 per share

(Title of each class)

WE ARE NOT ASKING YOU FOR A PROXY AND
NO ACTION ON YOUR PART IS REQUESTED OR REQUIRED

FRONTIER BEVERAGE COMPANY, INC.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

Notice of Proposed Change in the Majority of the Board of Directors

INTRODUCTION AND CHANGE OF CONTROL

Frontier Beverage Company, Inc. (the “Company”, “Registrant” or “FBEC”) is mailing this information statement on or about July 11, 2013 to the holders of record of shares of its stock as of the close of business on July 9, 2013 pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Act”), and Rule 14f-1 there under.

The Company is providing you with this information statement for informational purposes only.  Neither the Company nor the board of directors of the Company is soliciting proxies in connection with the items described in this information statement.

The Company urges you to read this information statement carefully, but you are not required to take any action in connection with this information statement.

On July 1, 2013, Terry Harris, Harris Brothers Management Inc., Timothy Barham, Allen Anderson and Gust Kepler (each a “Stockholder” and collectively, the “Stockholders”), entered into a Stock Purchase Agreement (the “Purchase Agreement”) with Ruben Yakubov (the “Purchaser”), pursuant to which the Stockholders agreed to sell to the Purchaser 15,978,000 shares of common stock of the Company, for a total purchase price of $197,500 (the “Closing”).  The source of the Purchaser’s funds was Purchaser’s working capital.

As a result of the Closing, Mr. Yakubov under the Purchase Agreement holds approximately 85% of the Company's outstanding capital stock resulting in a change of control of the Company.

Under the Purchase Agreement, each Stockholder agreed to severally and not jointly indemnify, defend and hold harmless the Company and the Purchaser from and against any and all damages, whether or not involving a third-party claim, including reasonable attorneys’ fees, arising out of, relating to or resulting from (a) any breach of a representation or warranty of the Company or the Stockholder contained in this Purchase Agreement or in any other Transaction Agreement; or (b) any breach of a covenant of the Company contained in this Purchase Agreement or in any other Transaction Agreement. The defined term “Transaction Agreement” means the Purchase Agreement and all other agreements, certificates, instruments, documents and writings executed and delivered by Purchaser and/or Company in connection with the Purchase Agreement.

On July 1, 2013, Mr. Harris, the Company's sole director, President, Secretary, Treasurer, Principal Executive Officer, Principal Financial and Accounting Officer, submitted his resignation from all of his positions as director and officer of the Company.  Mr. Harris’ resignation was not the result of any disagreements with the Company regarding its operations, policies, practices or otherwise but rather as a result of a change in control transaction with the Company that was simultaneously consummated.  Mr. Harris’ resignation as officer and sole director of the Company will be effective ten days following the mailing of this information statement on Schedule 14f-1 to the stockholders of the Company.

On July 1, 2013, the Board of Directors of the Company, elected Mr.  Yakubov as the President, Secretary, Treasurer, Principal Executive Officer, Principal Financial and Accounting Officer.

The change in the composition of the Board of Directors disclosed in this Schedule 14f-1 filing will result in a change in control of the Board of Directors of the Company.

No action is required by the shareholders of the Company in connection with the election or appointment of Mr. Yakubov to the Board.  However, Section 14(f) of the Act requires the mailing to the Company's stockholders of this information statement not less than ten days prior to the change of a majority of the Company's directors if said change occurs without a meeting of the Company's shareholders.

VOTING SECURITIES OF THE COMPANY

As of July 9, 2013, the authorized capital stock of the Company consisting of 100,000,000 shares of common stock, of which 18,781,000 shares were issued and outstanding.  Each share of Common Stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our current directors and executive officers and our proposed directors and executive officers following the Closing.

Current Directors and Executive Officers

Set forth below is certain information concerning our current officer and director.

Name	Age	Position	Date First Elected/Appointed
Terry Harris	41	Director President, Secretary, Treasurer, Principal Executive Officer, Principal Financial and Accounting Officer	November 12, 2009

Business Experience of Terry Harris, President, Secretary, Treasurer, Principal Executive Officer, Principal Financial and Accounting Officer, Director

On November 12, 2009, Terry Harris was appointed as President, Treasurer and a Director of the Company and he has been serving as the Company’s sole officer and director since March 21, 2013. Mr. Harris brought over 20 years of experience to the Company, as he has been a principal working in all facets of two business controlled by his family, Empire Foods, Inc. (“Empire”) and its subsidiary, Ledbetter Packing. Mr. Harris currently serves as Vice President of Empire. Empire is a full service, super-regional, independently-owned sales and marketing company providing services to the consumer packaged goods industry. Empire is headquartered in Cincinnati, Ohio and is one of the largest privately held food brokers in the U.S.  Founded in 1959, Ledbetter specializes in custom co-packing of either ingredients or finished goods for consumer meat products.  Ledbetter also manufactures meat products found in retail grocery outlets throughout the U.S. including, but not limited to Wal-Mart, Kroger, and Food Lion. In 2008, Mr. Harris and Timothy Barham founded HBB, LLC, a Tennessee limited liability company (“HBB”) to serve as the master worldwide wholesaler of the New Age/Alternative Beverage “drank,” which is a relaxation beverage marketed by

Innovative that is similar to Unwind.  HBB has since diversified and is involved in the development and distribution of other products in addition to beverages.  Mr. Harris beneficially owns half of HBB and serves as a principal of the company.  HBB now oversees, manages and facilitates the sales and marketing of drank on a global scale as well as other non-beverage products.  HBB now sells products to large beverage companies and distributors including Anheuser Busch, Miller and Pepsico as well as a number of large and midsize independent distributors.

Proposed Directors and Executive Officers

Set forth below is certain information about our proposed director and executive officer following the Closing.

Name	Age	Position
Ruben Yakubov	41	President, Secretary, Treasurer, Principal Executive Officer, Principal Financial, Accounting Officer and Director (pending)

Business Experience of Ruben Yakubov, Proposed President, Secretary, Treasurer, Principal Executive Officer, Principal Financial and Accounting Officer, and Director (pending)

Ruben Yakubov, graduated in 1994 as an economist from Kazakhski Chimiko-Technologitcheski Institute in Chimkent, Kazakhstan. Mr. Yakubov has been working as an economist and financial advisor in various business and financial sectors for almost 19 years. Mr. Yakubov served as a director at Kazstroyservice (“KSS”) for 15 years. KSS is a reputable company based in Kazakhstan, which specializes in projects delivery services. Its services include both construction and infrastructure areas i.e. oil pipelines, oil refinery plants and on-shore/off-shore infrastructure for the oil and gas industry.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners and Management Prior to the Closing

The following table sets forth certain information regarding the beneficial ownership of the Common Stock, as of June 30, 2013, by (1) each stockholder known to the Company to be the beneficial owner of more than 5% of the Company’s Common Stock; (ii) each of our directors and executive officers of the Company; and (iii) all of our directors and executive officers as a group.  The information presented below regarding beneficial ownership of our Common Stock has been presented in accordance with the rules of the SEC and is not necessarily indicative of ownership for any other purpose.  This table is based upon information derived from our stock records. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

Name and Address of Beneficial Owner	No. of Shares Beneficially Owned	Percentage of Class (1)
Terry Harris c/o Frontier Beverage Company, Inc., 1837 Harbor Avenue, Post Office Box 13322, Memphis, TN 38113 President, Secretary, Treasurer, Principal Executive Officer, Principal Financial, Accounting Officer and Director	7,285,500	38.79%
Timothy Barham 8593 Macon Road Cordova, TN 38018 5% Shareholder	7,285,500	38.79%
All Current Officers and Directors as a group (1 person)	7,285,500	38.79%

(1) The percentage of Class is based on 18,781,000 shares of Common Stock issued and outstanding as of June 30, 2013, prior to the Closing.

Security Ownership of Certain Beneficial Owners and Management Following the Closing

The following table sets forth certain information regarding the beneficial ownership of the Company’s Common Stock, after giving effect to the Closing, by (1) each stockholder known to the Company to be the beneficial owner of more than 5% of the Company’s Common Stock; (ii) each of our directors and executive officers of the Company; and (iii) all of our directors and executive officers as a group. Each person named in the table has sole voting and investment power with respect to the shares beneficially owned, unless otherwise indicated.

Name and Address of Beneficial Owner	No. of Shares Beneficially Owned	Percentage of Common Stock
Ruben Yakubov 88 Joseph Aaron Blvd., Thornhill Ontario, L4J6J1, Canada President, Secretary, Treasurer, Principal Executive Officer, Principal Financial, Accounting Officer and Director	15,978,000	85.08%
All Current Officers and Directors as a group (1 person)	15,978,000	85.08%

(1) The percentage of Class is based on 18,781,000 shares of Common Stock issued and outstanding following the Closing.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Act requires our officers, directors and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC.  Officers, Directors and 10% stockholders are required by regulation to furnish us with copies of all Section 16(a) forms they file.  To the best of our knowledge (based upon a review of  the Forms 3, 4 and 5 filed), no officer, director or 10% beneficial stockholder of the Company failed to file on a timely basis any reports required by Section 16(a) of the Act during the Company’s fiscal year ended December 31, 2012.

COMPENSATION OF DIRECTORS AND OFFICERS

Executive Compensation

During its last two fiscal years, the Company did not pay any compensation to its executive officers.

Director Compensation

We do not pay our directors any fees or other compensation for acting as directors.  We have not paid any fees or compensation to any of our directors for acting as directors to date.

Outstanding Equity Awards

There have been no stock options or other equity awards outstanding since the Company’s inception through December 31, 2012.

Employment Contracts

We presently do not have any employment agreements or other compensation arrangement with any of our officers and directors.

COMMITTEES OF THE COMPANY’S BOARD OF DIRECTORS

The Company does not currently maintain separate audit, nominating or compensation committees. When necessary, the entire Board of Directors performs the tasks that would be required of those committees. Furthermore, we do not have a qualified financial expert serving on the Board of Directors at this time, because we have not been able to hire a qualified candidate and we have inadequate financial resources at this time to hire such an expert.

We do not separate the roles of our executive officers with directors, because our director is the sole director and also holds the executive officer positions in the Company.

MEETING OF THE BOARD OF DIRECTORS

STOCKHOLDER COMMUNICATION WITH THE BOARD OF DIRECTORS

During the fiscal year ended December 31, 2012, the Board did not have any board meetings.

There has not been any defined policy or procedural requirements for stockholders to submit recommendations or nomination for directors. The Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because it believes that, given the limited scope of the Company’s operations, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level. There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board. Currently, the entire Board decides no nominees, on the recommendation of any member of the Board followed by the Board’s review of the candidates’ resumes and interview of candidates. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director. The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominee.

The Company does not have any restrictions on shareholder nominations under its Article of Incorporation or bylaws. The only restrictions are those applicable generally under Nevada corporation law and the federal proxy rules, to the extent such rules are or become applicable. The Board will consider suggestions from individual shareholders, subject to evaluation of the person’s merits. Stockholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. There are no formal criteria for nominees.

The Board has determined not to adopt a formal methodology for communications from shareholders.

CERTAIN RELATIONSHIP AND RELATED TRANSACTIONS

AND DIRECTOR INDEPENDENCE

Director Independence

Our securities are not currently listed on a national securities exchange or interdealer quotation system which would require that the Board of Directors include a majority of directors that are “independent”.  Furthermore, no members of our Board of Directors would qualify as “independent” directors as such term is defined in the NASDAQ Global Market listing standards.

Transactions with Related Persons

During the year ending December 31, 2012, the Company received an aggregate, net of repayment, of $5,560 and $9,311, respectively from HBB and Baked World, LLC (“Baked World”), both Tennessee limited liability company beneficially owned and controlled by Terry Harris, the Company’s sole officer and director. The Company agreed to pay interest on the loans at eight percent (8%). The loans are due on demand. Also during 2012, Terry Harris advanced the Company $3,000.  As of June 30, 2013, the Company was indebted to HBB, Baked World, Terry Harris and Timothy Barham for principal and interest totaling $371,398.75, $18,940.71, $3,000.00 and $924.66, respectively.

During 2012 and 2013, the Company was provided office space, the use of office equipment and accounting personnel by HBB, for which HBB charged the Company $1,500 per month which amounts are included in operating expense and recorded as capital contribution on the accompanying financial statements.

LEGAL PROCEEDINGS

There are no material pending legal or governmental proceedings relating to our Company or properties to which we are a party, and to our knowledge, there are no material proceedings to which any of our directors, executive officers, affiliates or shareholders are a party adverse to us or have a material interest adverse to us.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirement of the Act and, in accordance with the Act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of SEC, 100 F Street, N.E. Washington, D.C. 20549 and are available on the SEC’s website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 9, 2013

FRONTIER BEVERAGE COMPANY, INC.

By: /s/ Ruben Yakubov

Name: Ruben Yakubov

Title: President